Exhibit 99.2

Financial Information for the Three Months Ended March 31, 2023 and 2022 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

Appendix D: Summary of financial information of OPC’s subsidiaries

Appendix E: Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position (Unaudited)

	March 31,	December 31,
	2023	2022
	$ millions
Current assets
Cash and cash equivalents	750	535
Short-term deposits and restricted cash	6	46
Trade receivables	53	74
Short-term derivative instruments	3	3
Other investments	309	345
Other current assets	206	59
Total current assets	1,327	1,062
Non-current assets
Investment in ZIM (associated company)	260	427
Investment in OPC’s associated companies	669	652
Long-term restricted cash	15	15
Long-term derivative instruments	16	16
Deferred taxes, net	5	6
Property, plant and equipment, net	1,483	1,223
Intangible assets, net	245	221
Long-term prepaid expenses and other non-current assets	55	51
Right-of-use assets, net	98	99
Total non-current assets	2,846	2,710
Total assets	4,173	3,772
Current liabilities
Current maturities of loans from banks and others	82	39
Trade and other payables	206	134
Dividend payable	150	-
Short-term derivative instruments	1	1
Current tax liabilities	1	1
Deferred taxes	-	1
Current maturities of lease liabilities	17	17
Total current liabilities	457	193
Non-current liabilities
Long-term loans from banks and others	726	610
Debentures	477	513
Deferred taxes, net	130	98
Other non-current liabilities	43	42
Long-term lease liabilities	20	20
Total non-current liabilities	1,396	1,283
Total liabilities	1,853	1,476
Equity
Share capital	50	50
Translation reserve	(1)	1
Capital reserve	72	42
Accumulated profit	1,349	1,505
Equity attributable to owners of the Company	1,470	1,598
Non-controlling interests	850	698
Total equity	2,320	2,296
Total liabilities and equity	4,173	3,772

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss (Unaudited)

	For the three months ended March 31,
	2023	2022
	$ millions
Revenue	147	146
Cost of sales and services (excluding depreciation and amortization)	(103)	(98)
Depreciation and amortization	(14)	(12)
Gross profit	30	36
Selling, general and administrative expenses	(23)	(22)
Operating profit	7	14
Financing expenses	(14)	(12)
Financing income	13	6
Financing expenses, net	(1)	(6)
Gains related to ZIM	-	205
Share in (losses)/profit of associated companies, net
- ZIM	(12)	430
- OPC’s associated companies	24	30
Profit before income taxes	18	673
Income tax expense	(13)	(16)
Profit for the period	5	657
Attributable to:
Kenon’s shareholders	(8)	639
Non-controlling interests	13	18
Profit for the period	5	657

Basic/diluted (loss)/profit per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted (loss)/profit per share	(0.14)	11.86

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the three months ended March 31,
	2023	2022
	$ millions
Cash flows from operating activities
Profit for the period	5	657
Adjustments:
Depreciation and amortization	15	14
Financing expenses, net	1	6
Share in profit of associated companies, net	(12)	(460)
Gains related to ZIM	-	(205)
Share-based payments	3	5
Income tax expense	13	16
	25	33
Change in trade and other receivables	26	5
Change in trade and other payables	(25)	(20)
Cash generated from operating activities	26	18
Net cash provided by operating activities	26	18

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited), continued

	For the three months ended March 31,
	2023	2022
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	39	(4)
Short-term collaterals deposits, net	20	-
Investment in long-term deposits, net	-	4
Investment in associated companies, less cash acquired	(1)	-
Acquisition of subsidiary, less cash acquired	(75)	-
Acquisition of property, plant and equipment	(53)	(85)
Acquisition of intangible assets	(4)	(2)
Proceeds from sale of interest in ZIM	-	464
Proceeds from distribution from associated company	2	3
Proceeds from sale of other investments	90	-
Purchase of other investments	(50)	-
Long-term advance deposits and prepaid expenses	(6)	(2)
Interest received	5	-
Proceeds from/(payments of) transactions in derivatives, net	2	(1)
Net cash (used in)/provided by investing activities	(31)	377

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities	(106)	(15)
Investments of holders of non-controlling interests in the capital of a subsidiary	129	12
Investment of non-controlling interest in subsidiary	45	-
Proceeds from long-term loans	162	52
Costs paid in advance in respect of taking out of loans	(1)	(1)
Dividends paid	-	(189)
Interest paid	(9)	(9)
Net cash provided by/(used in) financing activities	220	(150)

Increase in cash and cash equivalents	215	245
Cash and cash equivalents at beginning of the year	535	475
Effect of exchange rate fluctuations on balances of cash and cash equivalents	-	(6)
Cash and cash equivalents at end of the period	750	714

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the three months ended March 31, 2023
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	131	16	-	-	147
Depreciation and amortization	(12)	(3)	-	-	(15)
Financing income	6	1	-	6	13
Financing expenses	(10)	(2)	-	(2)	(14)
Share in profit/(loss) of associated companies	-	24	(12)	-	12
Profit/(loss) before taxes	14	14	(12)	2	18
Income tax expense	(2)	(4)	-	(7)	(13)
Profit/(loss) for the period	12	10	(12)	(5)	5

	For the three months ended March 31, 2022
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	134	12	-	-	146
Depreciation and amortization	(11)	(3)	-	-	(14)
Financing income	3	3	-	-	6
Financing expenses	(10)	(2)	-	-	(12)
Gains related to ZIM	-	-	205	-	205
Share in profit of associated companies	-	30	430	-	460
Profit/(loss) before taxes	19	23	635	(4)	673
Income tax expense	(5)	(4)	-	(7)	(16)
Profit/(loss) for the period	14	19	635	(11)	657

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss (Unaudited)

	For the three months ended March 31,
	2023	2022
	$ millions
Revenue	147	146
Cost of sales (excluding depreciation and amortization)	(103)	(98)
Depreciation and amortization	(14)	(12)
Gross profit	30	36
Selling, general and administrative expenses	(21)	(18)
Operating profit	9	18
Financing expenses	(12)	(12)
Financing income	7	6
Financing expenses, net	(5)	(6)
Share in profit of associated companies, net	24	30
Profit before income taxes	28	42
Income tax expense	(6)	(9)
Profit for the period	22	33

Attributable to:
Equity holders of the company	18	25
Non-controlling interest	4	8
Profit for the period	22	33

Summary Data from OPC’s Consolidated Statement of Cash Flows (Unaudited)

	For the three months ended March 31,
	2023	2022
	$ millions
Cash flows provided by operating activities	28	28
Cash flows used in investing activities	(74)	(86)
Cash flows provided by financing activities	221	38
Increase/(decrease) in cash and cash equivalents	175	(20)
Cash and cash equivalents at end of the period	416	210

Summary Data from OPC’s Consolidated Statement of Financial Position (Unaudited)

	As at
	March 31, 2023	December 31, 2022
	$ millions
Total financial liabilities[1]	1,285	1,163
Total monetary assets[2]	422	287
Investment in associated companies	669	652
Total equity attributable to the owners	1,054	997
Total assets	3,121	2,709

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

Appendix C

Definition of OPC’s Adjusted EBITDA and share of EBITDA of its associated companies and non-IFRS reconciliation
This press release, including the financial tables, presents OPC’s Adjusted EBITDA and share of EBITDA of its associated companies, which are non-IFRS financial measures.

OPC EBITDA is defined for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense and Adjusted EBITDA is defined as net profit before depreciation and amortization, financing expenses, net, income tax expense and share of profits of associated companies, net. EBITDA and Adjusted EBITDA are not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA and Adjusted EBITDA as measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of Adjusted EBITDA and share of EBITDA of its associated companies provide useful information to investors and financial analysts in their review of the company’s, its subsidiaries’, and its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below are reconciliations of OPC’s net profit to Adjusted EBITDA and share of net profit or losses to share of EBITDA of its associated companies for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the three months ended March 31,
	2023	2022
	$ millions
Profit for the period	22	33
Depreciation and amortization	15	14
Financing expenses, net	5	6
Share in profit of associated companies, net	(24)	(30)
Income tax expense	6	9
Adjusted EBITDA	24	32
Proportionate share of EBITDA of associated companies	51	43

	For the three months ended March 31,
	2023	2022
	$ millions
Share in profit of associated companies, net	24	30
Share of depreciation and amortization	11	11
Share of financing expenses, net	16	2
Proportionate share of EBITDA of associated companies	51	43

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, and debt service reserves for OPC’s subsidiaries as of March 31, 2023 and December 31, 2022 (in $ millions):

As at March 31, 2023	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	CPV Keenan	Others	Total

Debt (including accrued interest)	502	-	187	189	83	1	962
Cash and cash equivalents	43	15	13	19	1	94	185
Restricted cash (including debt service reserves)	-	-	13	-	-	-	13
Net debt*	458	(15)	162	170	82	(93)	764

As at December 31, 2022	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	CPV Keenan	Others	Total

Debt (including accrued interest)	527	-	190	237	88	1	1,043
Cash and cash equivalents	166	7	2	3	1	98	277
Restricted cash (including debt service reserves)	-	-	14	-	-	-	14
Net debt*	361	(7)	174	234	87	(97)	752

*Net debt is defined as debt minus cash and cash equivalents and deposits and restricted cash.

Appendix E

Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation
This press release, including the financial tables, presents ZIM’s Adjusted EBITDA, which is a non-IFRS financial measure.

ZIM defines Adjusted EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, income tax (benefits)/expense and non-cash charter hire expenses. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA as a measure of ZIM’s profitability since it does not take into consideration certain costs and expenses that result from ZIM’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

ZIM believes that the disclosure of Adjusted EBITDA enables the comparison of operating performance between periods on a consistent basis. This measure should not be considered in isolation, or as a substitute for operating income, any other performance measure, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. In addition, non-IFRS financial measures may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Set forth below is a reconciliation of ZIM’s net profit to Adjusted EBITDA for the periods presented.

	For the three months ended March 31,
	2023	2022
	$ millions
(Loss)/profit for the period	(58)	1,711
Depreciation and amortization	387	290
Financing expenses, net	51	24
Income tax (benefits)/expense	(7)	508
EBITDA	373	2,533
Non-cash charter hire expenses	- *	-	*
Adjusted EBITDA	373	2,533

* Amount less than $1 million.